[LETTERHEAD OF WESTERN MEDIA GROUP CORP]

Securities and Exchange Commission
Attn: Mr. Larry Spirgel- Assistant Director
Washington, D.C. 20549

Re: Western Media Group Corporation
      Form 10-KSB for Fiscal Year Ended December 31, 2004

      Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      File No. 001-31771

Dear Mr. Spirgel,

      In response to you letter dated June 23, 2005, in conjunction with the Company's Independent Auditors, Accountants, and Legal Counsel we have compiled the following in response to your comments:

Form 10-KSB for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

      1. We note that your financial statements only include a report from your independent registered public accounting firm that covers the statements of income, cash flows and changes in stockholders' equity for the year ended December 31, 2004. In accordance with Item 310
            (a) of Regulation S-B, please file an amended 10-KSB that also includes a report from your independent registered public accounting firm that covers the statement of income, cash flows, and changes in stockholders' equity for the year ended December 31, 2003

Response 1:

      The Form 10-KSB has been amended to include a report from our independent registered public accounting firm which covers the statements of income, cash flows, and changes in stockholders' equity for the year ended December 31, 2003. In addition, we have attached a copy of the report and statements to this letter as Exhibit A to facilitate your review.

                                 11 Oval Drive
                                   Suite 200B
                               Islandia, NY 11749
                                 (631) 342-8800
                                 (631) 342-8819
                                www.wmgcorp.com

      2. Further, we note that the first paragraph of the auditors' report is silent about the development stage cumulative data displayed in the financial statements. Please revise to include a revised report of Jewett, Schwartz & Associates that addresses and opines upon the cumulative amounts required by subparagraph 11b and 11c of SFAS 7.

Response 2:

            The opinion has been revised to include the development stage wording. To facilitate your review, a copy of the opinion has been attached to this letter as Exhibit B.



      3. We note that your principal executive offices are located in Islandia, New York. Your auditors however issued their report from Hollywood, Florida. Please provide us with evidence demonstrating that Jewett, Schwartz & Associates are qualified to practice accounting within the State of New York.

Response 3:

                  The audit of the Company's financial statements was performed in accordance with the procedures required by professional standards established by the Public Company Oversight Board of the Commission and auditing standards generally accepted in the United States. These standards and qualifications do not vary from state to state and, accordingly, we believe that the audit satisfies the requirements of the Commission. Rule SX 2-01 requires that an accountant be licensed and in good standing under the laws of the place of the accountant's residence or principal office. The rule is silent as to whether or not the accountant's state or country of licensure must coincide with the location of the registrant's corporate offices or place where the registrant conducts its principal operations.



Note 2- Going Concern

4. In view of the uncertainties concerning your continued existence as a going concern, your future filings should contain a more detailed description of your management's specific viable plans that are intended to mitigate the effect of such conditions; and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of the plans that are particularly significant or critical to overcoming your present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability to generate sufficient cash to support your operations during the twelve month period following the date of the


                                 11 Oval Drive
                                   Suite 200B
                               Islandia, NY 11749
                                 (631) 342-8800
                                 (631) 342-8819
                                www.wmgcorp.com
      most recent balance sheet presented. The viable plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements. This discussion should be updated quarterly as necessary.



Response 4:

      The discussion under the heading, "Management's Discussion and Analysis" has been revised to include a more detailed discussion of management's plans. The financial statements provided were prepared in accordance with the requirements of Professional Standard AU 341 as it relates to reporting requirements for a company whose auditors have expressed substantial doubt about its ability to continue as a going concern. A copy of the pertinent paragraphs from the section is attached as Exhibit C to facilitate your review.

In addition, the Company acknowledges the following:

      - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

      I hope the responses listed above adequately address all of your concerns as stated in your June 23rd letter. Should you have any additional questions or concerns please do not hesitate to contact me at (631) 342-8800.

      Regards,


      Jameson Rose
      Chief Financial Officer

      CC:      Mr. Joseph Kempf, Senior Staff Accountant, SEC
               Mr. Adam Washecka, Staff Accountant, SEC
               Mr. Larry Wolfe, Auditor, Jewett, Schwartz & Associates
               Mr. David Zinn, Auditor, Jewett, Schwartz & Associates
               Mr. Darren Ofsink, Legal Counsel, Guzov Ofsink LLC
               Ms. Diane Bodenstein, Legal Counsel, Guzov Ofsink LLC
               Mr. Marc Blicht, Accountant, Farber, Blicht, Eyerman & Herzog CPA Mr. Ray Vuono, CEO, Western Media Group Corporation


                                 11 Oval Drive
                                   Suite 200B
                               Islandia, NY 11749
                                 (631) 342-8800
                                 (631) 342-8819
                                www.wmgcorp.com

                                    EXHIBIT A

                          INDEPENDENT AUDITOR'S REPORT

                                           Farber, Blicht, Eyerman & Herzog, LLP
                                                    Certified Public Accountants
                                                             255 Executive Drive
                                                                       Suite 215
                                                             Plainview, NY 11803
                                                                  (516) 576-7040

Board of Directors
Western Media Group Corporation
(A Development Stage Company)
Islandia, New York

         We have audited the accompanying consolidated balance sheet of Western Media Group Corporation (a development stage company) and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Western Media Group Corporation (a development stage company) and Subsidiaries as of December 31, 2003 and the consolidated results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses, has minimal revenue, and is dependent upon certain stockholders and private placements or loans to provide necessary working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in addressing these matters is described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Woodbury, New York
March 10, 2004


                                 11 Oval Drive
                                   Suite 200B
                               Islandia, NY 11749
                                 (631) 342-8800
                                 (631) 342-8819
                                www.wmgcorp.com

                                    Exhibit B
             Report of Independent Registered Public Accounting Firm


To the board of directors and shareholders of Western Media Group Corporation and Subsidiaries

      We have audited the accompanying consolidated balance sheet of Western Media Group Corporation and Subsidiaries (a development stage company) as of December 31, 2004 and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows for the year ended December 31, 2004 and the period from February 10, 2000 (inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Western Media Group Corporation and Subsidiaries for the year ended December 31, 2003. Those statements were audited by other auditors whose report included an explanatory paragraph that described factors that raise substantial doubt about the Company's ability to continue as a going concern.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Media Group Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004 and the period February 10, 2000 though December 31, 2004 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has incurred recurring operating losses and has a working capital deficit at December 31, 2004. The Company is working on various alternatives to improve the Company's financial resources which are also described in Note 2. Absent the successful completion of one of these alternatives, the Company's operating results will increasingly become uncertain. These conditions raise substantial doubt about the Company's ability to continue as a going concern; however, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Jewett, Schwartz, & Associates

Hollywood, Florida
April 14, 2005


                                 11 Oval Drive
                                   Suite 200B
                               Islandia, NY 11749
                                 (631) 342-8800
                                 (631) 342-8819
                                www.wmgcorp.com

                                    EXHIBIT C

Management Discussion & Analysis (relevant paragraph)

      Management Discussion & Analysis (pertinent paragraph)

      In accordance with the review and audit by the Company's independent registered public accounting firm Jewett, Schwartz & Associates. Jewett Schwartz & Associates have expressed concerns about the Company's continued existence as a going concern. Currently the Company has no revenues and, as such, may have to rely on funding from its management and outside sources until such time as it starts receiving revenue. Over the past three years, the Company has shifted its focus away from its answering service business in favor of concentrating on the development of its MedLink VPN and MedLink EHR products. Management believes that when they are brought to market these products will be able to successfully compete in the multi-billion dollar Healthcare IT industry. The products are currently being beta-tested in several physician's practices, radiology centers, and hospitals nationwide. Management has determined to delay full release of these products pending completion of all beta-testing due to its belief that a fully tested, fully functional product released in the future will enhance the Company's reputation and long-term future financial success; however, until the Company begins to realize significant revenues to sustain its operations, it may have to rely on contributions or loans by management, sales of Common Stock or other securities or bank loans to finance its operations and Research & Development.

      As discussed in this report, the Company has signed several contracts with hospitals and radiology centers in various parts of the US. To date, management is very satisfied with the results of beta-testing of installations at these facilities and the feedback received from these centers. Additionally management is sufficiently comfortable in its ability to generate future revenue from the MedLink VPN and MedLink EHR that it expects in time to be able to alleviate the current concerns of the Company's auditors.




                                 11 Oval Drive
                                   Suite 200B
                               Islandia, NY 11749
                                 (631) 342-8800
                                 (631) 342-8819
                                www.wmgcorp.com